Newmont Mining Corporation 6363 South Fiddler’s Green Circle Greenwood Village, CO 80111 T 303.863.7414 F 303.837.5837 www.newmont.com

October 2, 2013

via EDGAR

Mr. James Giugliano

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC 20549

Re:	Newmont Mining Corporation (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2012 (the “Form 10-K”)

Filed February 22, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2013 (the “Form 10-Q”)

Filed July 26, 2013

File No. 001-31240

Dear Mr. Giugliano:

Further to your conversation with Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary of the Company, on September 30, 2013, I am writing to confirm the Company’s request for a ten (10) business day extension to the deadline for responding to the comments raised by the Staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) in its letter to the Company dated September 20, 2013 (the “Comment Letter”), with respect to the above referenced public reports on Form 10-K and Form 10-Q. Therefore, we expect to respond to the Staff’s Comment Letter by no later than October 18, 2013. We extend our thanks to the Staff for allowing this extension.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 837-5737, Laurie Brlas, Executive Vice President and Chief Financial Officer, at (303) 837-5990, or Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

 /s/ Stephen P. Gottesfeld

Stephen P. Gottesfeld

Executive Vice President, General Counsel and Corporate Secretary

cc:	John Reynolds, Assistant Director

James Lopez, Branch Chief